Exhibit 21.1

SUBSIDIARIES OF CRYOLIFE, INC.

Subsidiary	Jurisdiction
CryoLife Acquisition Corp.	Florida
CryoLife Technology, Inc.	Nevada
CryoLife Europa, LTD.	England and Wales
AuraZyme Pharmaceuticals, Inc.	Florida
CryoLife International, Inc.	Florida